UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

STRYKER CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

Ronda E. Stryker

Greenleaf Trust

211 South Rose Street

Kalamazoo, Michigan 49007

                                       (269) 553-6948

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 1984

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863667 10 1

_____________________________________________________________________________

1.         Names of Reporting Persons

Ronda E. Stryker

_____________________________________________________________________________

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [   ]

            (b)  [X]

_____________________________________________________________________________

3.         SEC Use Only

_____________________________________________________________________________

4.         Source of Funds (See Instructions)

N/A

_____________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[   ]

_____________________________________________________________________________

6.         Citizenship or Place of Organization

United States of America

_____________________________________________________________________________

                                    7.         Sole Voting Power

Number of

19,202,742

Shares Beneficially        _________________________________________________________

                                    8.         Shared Voting Power

Owned by

17,595,768

Each Reporting _________________________________________________________

                                    9.         Sole Dispositive Power

Person With:

19,202,742

                                    _________________________________________________________

                                    10.       Shared Dispositive Power

17,595,768

CUSIP No. 863667 10 1

_____________________________________________________________________________

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

36,798,510

_____________________________________________________________________________

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

            [X]

_____________________________________________________________________________

13.       Percent of Class Represented by Amount in Row (11)

9.3%

_____________________________________________________________________________

14.       Type of Reporting Person (See Instructions)

IN

CUSIP No. 863667 10 1

Item 1. Security and Issuer

            The title of the class of equity securities to which this statement relates is common stock, par value $0.10 per share ("Common Shares"), of Stryker Corporation, a Michigan corporation
("Company").  The address of the principal executive office of the Company is 2825 Airview Boulevard, Kalamazoo, Michigan  49002.

Item 2. Identity and Background

            (a)-(c)  This statement is being filed by Ronda E. Stryker.  Ronda E. Stryker's business address is c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan 49007.  Ronda E. Stryker's present principal occupation or employment is Vice Chair and a director of Greenleaf Trust, a bank, Vice Chair and trustee of Spelman College, and a trustee of Kalamazoo College and the Kalamazoo Community Foundation.  She is also a director of the Company, the granddaughter of the founder of the Company and the daughter of a former President of the Company.

            (d)-(e)  During the past five years, Ronda E. Striker (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Ronda E. Stryker is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            This Schedule is being filed to report on Schedule 13D shares beneficially owned by Ronda E. Stryker that were previously reported as owned by Ronda E. Stryker on Schedule 13G.  No funds were used in making the acquisitions giving rise to this Schedule 13D.

Item 4. Purpose of Transaction

            The purpose of the filing is to report on Schedule 13D shares beneficially owned by Ronda E. Stryker that were previously reported as owned by Ronda E. Stryker on Schedule 13G.  On April 30, 1984, Ronda E. Stryker became a member of the Board of Directors of the Company.  Also in 1984, Ronda E. Stryker became a member of the Advisory Committee ("Committee") of the L. Lee Stryker Trust under instrument dated September 10, 1974 ("Stryker Trust").  The Stryker Trust comprises a set of separate and distinct subtrusts ("Stryker Subtrusts"), one for the benefit of each of Ronda E. Stryker and her siblings (collectively "Stryker Siblings").  Each Stryker Subtrust is administered by a corporate trustee for the benefit of that Stryker Subtrust's Stryker Sibling beneficiary and his or her issue.  While it existed, the Committee had full voting and dispositive power over the Common Shares held in the Stryker Trust.  On December 31, 2008, the Committee was dissolved pursuant to the terms of the Stryker Trust instrument.  As a result of the Committee's dissolution, the corporate trustee of each Stryker Subtrust and the Stryker Sibling beneficiary of that Stryker Subtrust now share a separate

CUSIP No. 863667 10 1

and distinct subset of voting and dispositive powers formerly possessed by the Committee with respect to the Common Shares held by that Stryker Subtrust.

            Ronda E. Stryker intends to evaluate on an ongoing basis her investment in the Company and her options with respect to such investment.  Ronda E. Stryker and her husband may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of options, (2) by the grant of additional options or other equity awards by the Company or (3) from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise.  Ronda E. Stryker and her husband may also dispose of some or all of the Company's Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  Ronda E. Stryker and her husband reserve the right not to acquire Common Shares at any given time and not to dispose of all or part of Common Shares they may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

            Other than as described above, Ronda E. Stryker does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

            (a)  The aggregate number and percentage of Common Shares beneficially owned by Ronda E. Stryker as of April 13, 2009 are as follows:

                                                                 Number                                           Percent

            Ronda E. Stryker                      36,798,510 (1)                                        9.3% (2)

(1)         The shares shown above as beneficially owned by Ronda E. Stryker consist of (1) 112,000 Common Shares owned directly by Ronda E. Stryker, (2) 74,060 Common Shares that Ronda E. Stryker has the right to acquire within 60 days of April 13, 2009 upon the exercise of options granted to her by the Company, as more specifically described below ("Option Shares"),

CUSIP No. 863667 10 1

(3) 19,016,682 shares held by her in her revocable trust, of which she is the sole trustee and beneficiary during her lifetime, (4) 40,000 Common Shares owned by her husband, William D. Johnston, and over which she may be deemed to share voting and investment power, (5) 17,207,398 Common Shares held in the Stryker Subtrust for the benefit of Ronda E. Stryker, over which she may be deemed to share voting and investment power, as described below, (6) 348,000 Common Shares owned by the Stryker Johnston Foundation, a Michigan non-profit corporation ("Foundation"), of which Ronda E. Stryker, her husband and her adult children are the trustees.

(2)         Based on the 396,680,002 Common Shares reported as outstanding as of March 2, 2009 in the Company's Proxy Statement dated March 20, 2009 relating to the 2009 Annual Meeting of Shareholders scheduled to be held on April 29. 2009.

            Ronda E. Stryker has been granted the following options to purchase Common Shares under the Company's stock option plans:

			Percent
			Vested at
Date of	Number of	Exercise	June 12,	Number	Vesting
Grant	Shares	Price	2009	Vested	Schedule

04/14/00	20,000	$16.21	100%	20,000	One-fifth a year
					starting 04/14/01
09/20/01	10,000	$23.30	100%	10,000	One-fifth a year
					starting 09/20/02
04/29/02	10,000	$26.40	100%	10,000	One-fifth a year
					starting 04/29/03
10/14/03	10,000	$38.83	100%	10,000	One-fifth a year
					starting 10/14/04
03/05/04	8,000	$45.21	100%	8,000	One-fifth a year
					starting 03/05/05
04/22/05	8,000	$48.27	80%	6,400	One-fifth a year
					starting 04/22/06
02/07/06	8,500	$46.85	60%	5,100	One-fifth a year
					starting 02/07/07
02/14/07	7,700	$62.65	40%	3,080	One-fifth a year
					starting 02/14/08
02/12/08	7,400	$67.80	20%	1,480	One-fifth a year
					starting 02/12/09
02/10/09	12,375	$42.00	0%	0	One-fifth a year
					starting 02/10/10

Total	101,975			74,060

            The vesting of the unvested options described above will increase Ronda E. Stryker's beneficial ownership of Common Shares.  If the above options were fully vested, Ronda E. Stryker would beneficially own 36,826,425 Common Shares, or 9.3% of the outstanding Common Shares.

CUSIP No. 863667 10 1

            (b)  Ronda E. Stryker has sole voting and investment power over 19,202,742 Common Shares reported above as beneficially owned by her and held by her either directly, in her revocable trust or subject to options exercisable by her.

            William D. Johnston is Ronda E. Stryker's husband.  As a result, Ronda E. Stryker may be deemed to share voting and investment power over the Common Shares held by William D. Johnston.

            Ronda E. Stryker has a special power of appointment over the Company's Common Shares held in the Stryker Subtrust for the benefit of Ronda E. Stryker and the power to change the trustee of that Stryker Subtrust.  As a result she may be deemed to share voting and investment power over the Common Shares held in the Stryker Subtrust for the benefit of Ronda E. Stryker.  The Stryker Subtrust for the benefit of Ronda E. Stryker is administered by Greenleaf Trust, a state chartered bank marketing fiduciary services to the general public.  Ronda E. Stryker is a shareholder of, is married to the controlling shareholder, William D. Johnston, of, and is one of nine members of the Board of Directors of Greenleaf Trust.

            Greenleaf Trust holds Common Shares in its fiduciary capacity on behalf of various trust and investment management customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities.  Including the shares held in the Stryker Subtrust for the benefit of Ronda E. Stryker, Greenleaf Trust has sole voting and investment power over 2,723,373 Common Shares  held in accounts over which it has discretionary management power, and 39,687,346 Common Shares held in trusts over which it shares voting and investment power with co-trustees or beneficiaries, for a total of 42,410,719 Common Shares, or 10.7% of the outstanding Common Shares.  Except for the Common Shares held in the Stryker Subtrust for the benefit of Ronda E. Stryker, Ronda E. Stryker specifically disclaims beneficial ownership of, and this Schedule 13D does not report, shares held by Greenleaf Trust in accounts over which Ronda E. Stryker possesses neither fiduciary discretion nor powers or privileges as a beneficiary.  Ronda E. Stryker also expressly disclaims status as a "group" with Greenleaf Trust or William D. Johnston for purposes of this Schedule 13D.

            Ronda E. Stryker, her husband, William D. Johnston, and their adult children are trustees of the Foundation.  Decisions of the Foundation are controlled by majority vote of the trustees.  As a result, Ronda E. Stryker may be deemed to share voting and investment power over the Common Shares held in the Foundation.  Ronda E. Stryker expressly disclaims status as a "group" with the Foundation, William D. Johnston or their adult children who are trustees of the Foundation for purposes of this Schedule 13D.

            William D. Johnston's and Greenleaf Trust's principal business address is c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan  49007.  William D. Johnston's principal occupation or employment is Chairman and President of Greenleaf Trust, a Michigan state chartered bank marketing fiduciary services to the general public.

            Neither William D. Johnston nor Greenleaf Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Neither William D. Johnston nor Greenleaf Trust has, during the last five years, been a party to a

CUSIP No. 863667 10 1

civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  William D. Johnston is a citizen of the United States of America.

            (c)  Except for the following transactions, no transactions in the Common Shares were effected by Ronda E. Stryker during the 60 days prior to April 13, 2009:  (1) on February 7, 2009, February 12, 2009 and February 14, 2009 portions of options previously granted to Ronda E. Stryker vested, as described in the table above, (2) on February 10, 2009, the Company granted Ronda E. Stryker a 10-year option to purchase 12,375 Common Shares at $42.00 a share, which option vests in one-fifth cumulative annual installments beginning February 10, 2010, (3) on February 26, 2009, Ronda E. Stryker exercised options granted to her by the Company to purchase 20,000 Common Shares at $12.14 per share, using her personal funds, (4) on March 12, 2009, the Stryker Subtrust for the benefit of Ronda E. Stryker distributed 4,000,000 Common Shares to Ronda E. Stryker's revocable trust, and (5) on April 22, 2009 a portion of another option previously granted to Ronda E. Stryker will vest, as described in the table above.

            (d)  Other than (1) Greenleaf Trust, with respect to the Common Shares in the Stryker Subtrust for the benefit of Ronda E. Stryker, (2) the Foundation and its trustees, with respect to the Common Shares held by the Foundation, (3) William D. Johnston with respect to the Common Shares held by him, and (4) the beneficiaries of the Stryker Subtrust for the benefit of Ronda E. Stryker, which include Ronda E. Stryker and her issue, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Ronda E. Stryker.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with  Respect to Securities of the Issuer

            Other than (1) those relationships with other members of the Board of Trustees of the Foundation and the other owners and Board members of Greenleaf Trust, (2) Ronda E. Stryker's oversight responsibilities for the Foundation, which are shared with the other trustees of the Foundation, (3) Ronda E. Stryker's rights and privileges under the Stryker Trust instrument with respect to the Stryker Subtrust for the benefit of Ronda E. Stryker, some of which are shared with the trustee of that Stryker Subtrust, (4) Ronda E. Stryker's rights and privileges under her revocable trust instrument with respect to the Common Shares held in her revocable trust, and (5) the option agreements between Ronda E. Stryker and the Company and the related stock option plan with respect to the shares underlying stock options beneficially owned by Ronda E. Stryker, Ronda E. Stryker does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Common Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 863667 10 1

            Copies of the Company's stock option plans and forms of option agreements for options granted under the Company's stock option plans are filed as exhibits to the Company's periodic reports under the Securities Exchange Act of 1934, as amended.

Item 7. Material to be Filed as Exhibits

1.	2006 Long-Term Incentive Plan (as amended effective July 23, 2008), incorporated by reference to Exhibit 10.1 to the Company's Form 10‑Q dated August 7, 2008
(Commission File No. 000‑09165).

2.	Form of grant notice and terms and conditions for stock options granted to U.S.
employees under the 2006 Long-Term Incentive Plan, incorporated by reference to
Exhibit 10(ii) to the Company's Form 10‑K dated for the year ended December 31, 2008
(Commission File No. 000‑09165).

3.	1998 Stock Option Plan (as amended effective July 23, 2008), incorporated by reference to Exhibit 10.2 to the Company's Form 10‑Q dated August 7, 2008 (Commission File
No. 000‑09165).

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2009                                                /s/ RONDA E. STRYKER

                                                                                    Ronda E. Stryker